Exhibit A

CERAGON NETWORKS® REPORTS FOURTH QUARTER AND
YEAR-END 2004 FINANCIAL RESULTS

Company Reports Record Financial Performance

TEL AVIV, Israel, February 3, 2004 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the fourth quarter and year which ended December 31, 2004.

2004 was a record year for Ceragon, representing revenue growth of 59% over 2003.

Revenues for the fourth quarter of 2004 were $15.9 million, up from $10.2 million for the fourth quarter of 2003 and from $14.5 million for the third quarter of 2004. This represents an increase of 56.9% as compared to the fourth quarter of 2003, and an increase of 10.2% as compared to the third quarter of 2004. This past quarter was Ceragon’s thirteenth consecutive quarter of revenue growth and fourth consecutive quarter of profitability. Net income for the fourth quarter of 2004 increased to $713 thousand, or $0.03 basic and diluted net earnings per share. This compares to net loss for the fourth quarter of 2003 of $(1.4) million, or $(0.06) basic and diluted net loss per share, and to net income for the third quarter of 2004 of $572 thousand, or $0.02 basic and diluted net earnings per share. Gross profit for the fourth quarter of 2004 was $6.4 million, or 40.1% of revenues.

Revenues for 2004 were $54.8 million, up from $34.4 million in 2003. Net income for 2004 increased to $1.6 million, or $0.06 basic and diluted net earnings per ordinary share. This compares to net loss of $(7.7) million, or $(0.33) basic and diluted net earning per share for 2003. Gross profit for 2004 was $22.6 million, or 41.3% of revenues.

The Company ended the fourth quarter of 2004 with $37.8 million in cash and liquid investments.

“In 2004, we established ourselves as one of the world’s leading vendors of high capacity wireless networking solutions,” said Shraga Katz, President and CEO, Ceragon Networks Ltd. “We made impressive progress on the technology front this year with the introduction of three new products. The momentum is there and we expect to continue growing in 2005.”

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CERAGON NETWORKS LTD.

Ceragon Reports Fourth Quarter and Fiscal Year 2003 Results – 2

A conference call discussing Ceragon’s results for the fourth quarter of 2004 will take place today, February 3, 2004, at 11:00 a.m. (EDT). Details can be found on Ceragon’s website at http://www.ceragon.com/site/Investor_events.asp . The live call and its replay will be accessible on Ceragon’s website. The replay will be available through February 10, 2004.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ & TASE: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir® product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value -added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 60 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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CERAGON NETWORKS LTD.

Ceragon Reports Fourth Quarter and Fiscal Year 2004 Results – 3
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003

Revenues	$15,952	$10,167	$54,831	$34,421
Cost of revenues	9,549	5,919	32,191	20,646

Gross profit	6,403	4,248	22,640	13,775

Operating expenses:
Research and development	2,582	2,321	9,686	8,946
Less: grants and participations	532	563	2,293	1,976

Research and development, net	2,050	1,758	7,393	6,970
Selling and marketing	2,977	2,460	11,645	9,437
General and administrative	749	573	2,429	2,167
Amortization of deferred stock compensation (a)	53	244	374	1,354
Non-recurring income, net	-	(167)	-	(704)

Total operating expenses	5,829	4,868	21,841	19,224

Operating profit (loss)	574	(620)	799	(5,449)
Financial income, net	125	345	674	1,159
Other financial expenses-Non-cash charge relating to a
puttable warrant	-	(1,143)	-	(3,432)
Other income	14	-	141	-

Net income (loss)	$713	$(1,418)	$1,614	$(7,722)

Basic net earnings (loss) per share	$0.03	$(0.06)	$0.06	$(0.33)

Diluted net earnings (loss) per share	$0.03	$(0.06)	$0.06	$(0.33)

Weighted average number of shares used in computing basic
net earnings (loss) per share	25,576,831	24,022,189	25,066,937	23,063,160

Weighted average number of shares used in computing
diluted net earnings (loss) per share	28,028,118	24,022,189	28,069,844	23,063,160

(a) Amortization of deferred stock compensation
relates to the following:
Cost of revenues	$7	$23	$36	$109
Research and development, net	14	73	86	400
Selling and marketing	25	99	196	530
General and administrative	7	49	56	315

Total amortization of deferred stock
compensation	$53	$244	$374	$1,354

CERAGON NETWORKS LTD.

Ceragon Reports Fourth Quarter and Fiscal Year 2004 Results – 4
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2004	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,234	$7,307
Short-term bank deposits	3,973	10,556
Marketable securities	11,101	4,861
Trade receivables, net	6,939	5,056
Other accounts receivable and prepaid expenses	4,435	2,892
Inventories	19,083	11,103

Total current assets	56,765	41,775

LONG-TERM INVESTMENTS:
Long-term bank deposits	4,451	1,473
Long-term marketable securities	7,042	14,849
Long-term receivables	390
Severance pay funds	1,947	1,664

Total long-term investments	13,830	17,986

PROPERTY AND EQUIPMENT, NET	2,516	2,667

Total assets	$73,111	$62,428

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$9,348	$5,662
Deferred revenues	3,114	1,188
Other accounts payable and accrued expenses	5,476	4,444

Total current liabilities	17,938	11,294

ACCRUED SEVERANCE PAY	2,986	2,451

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares at
December 31, 2004 and 2003; Issued and outstanding: 25,843,421 and
24,675,313 shares at December 31, 2004 and 2003, respectively	64	61
Additional paid-in capital	176,546	175,043
Deferred stock compensation	(73)	(395)
Other comprehensive Income	62
Accumulated deficit	(124,412)	(126,026)

Total shareholders' equity	52,187	48,683

Total liabilities and shareholders' equity	$73,111	$62,428

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CERAGON NETWORKS LTD.

Ceragon Reports Fourth Quarter and Fiscal Year 2004 Results – 5

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Vered Shaked
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com